UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 22, 2013

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Park Drive
Westford, Massachusetts
(Address of Principal Executive Offices)

01886
(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

At the 2013 Annual Meeting, the stockholders voted on the following three proposals:

1. The stockholders elected two nominees, Mr. Jonathan W. Painter and Mr. William A. Rainville, to the class of directors whose three-year term expires at our annual meeting of stockholders in 2016. Mr. Painter received 9,343,256 shares voted in favor of his election. In addition, as to Mr. Painter, 197,070 shares were withheld and 738,367 broker non-votes were recorded. Mr. Rainville received 9,056,724 shares voted in favor of his election. In addition, as to Mr. Rainville, 483,602 shares were withheld and 738,367 broker non-votes were recorded.

2. The stockholders approved a non-binding advisory resolution on the executive compensation of the Company's named executive officers by 9,276,923 shares cast in favor and 254,370 shares against. In addition, 9,033 shares abstained and 738,367 broker non-votes were recorded, which had no effect on the outcome of the vote.

3. The stockholders ratified the selection of KPMG LLP as the Company's independent registered public accounting firm for the 2013 fiscal year. The stockholders cast 10,230,877 shares in favor and 31,019 shares against. In addition, 16,797 shares abstained, which had no effect on the outcome of the vote.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: May 28, 2013

By   /s/ Thomas M. O'Brien

Thomas M. O'Brien
Executive Vice President and
  Chief Financial Officer

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